March 4, 2016

VIA EDGAR

Michael Clampitt, Senior Staff Attorney

Josh Samples, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Hunting Dog Capital Corp.

Request to Withdraw Offering Statement on Form 1-A

Ladies and Gentlemen:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, Hunting Dog Capital Corp. (the “Company”) respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s offering statement on Form 1-A, File No. 024-10509 (the “Offering Statement”). The reason for seeking withdrawal is that the Company intends to re-file utilizing Form S-1. No securities have been sold pursuant to the Offering Statement.

Sincerely,

HUNTING DOG CAPITAL CORP.

By:	/s/ Christopher Allick
Christopher Allick
Chief Executive Officer

Hunting Dog Capital Corp., One Maritime Plaza, Suite 825, San Francisco, CA 94111